UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940, as amended (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Business Development Corporation of America II

Address of Principal Business Office (No. & Street, City, State, Zip Code):	405 Park Avenue, 3rd Floor New York, NY 10022

Telephone Number (including area code):	(212) 415-6500

Name and address of agent for service of process:	Nicholas S. Schorsch Business Development Corporation of America II 405 Park Avenue, 3rd Floor New York, NY 10022

Check one of the following:

☒	The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: File Number 333-197447

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

The undersigned company certifies that it is a closed end company organized under the laws of State of Maryland and with its principal place of business in New York; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Act; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and State of New York on the 8th day of September, 2014.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II
/s/ Nicholas S. Schorsch
Name:	Nicholas S. Schorsch
Title:	Chief Executive Officer and Chairman of the Board

Attest:	/s/ Katie P. Kurtz
Name:	Katie P. Kurtz
Title:	Chief Financial Officer, Treasurer and Secretary